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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	FROST, PHILLIP (Last) (First) (Middle)		IVAX CORPORATION (IVX)

	4400 BISCAYNE BOULEVARD (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			DECEMBER 26, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	MIAMI, FL 33137-3227 (City) (State) (Zip)		☒	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☒	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $.10 par value per share		12/26/2002				X			37,500	A	$20.00		5,253,100		I		Frost Nevada Inv Trust (1)

	Common Stock, $.10 par value per share		12/26/2002				P			14,500	A	$12.34		24,374,928		I		Frost Gamma Inv. Trust (2)

	Common Stock, $ .10 par value per share													750		D(3)

	Common Stock, $ .10 par value per share													305,686		I		By Wife (4)

	Common Stock, $ .10 par value per share													3,078		I		401(k) Plan

	Common Stock, $ .10 par value per share													140,625		I		Frost Phi Inv. Trust (5)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Put Options (obligation to buy)		$20.00		12/26/2002				X				375

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immed.	01/18/2003		Common Stock	37,500				2,419		I		(1)

Explanation of Responses:

(1) These assets are held by Frost-Nevada Investments Trust, of which the reporting person is the trustee and Frost-Nevada Limited Partnership is the sole and exclusive beneficiary.

(2) These assets are held by Frost Gamma Investments Trust, of which the reporting person is the trustee and Frost Gamma, L.P. is the sole and exclusive beneficiary.

(3) These shares are jointly owned by the reporting person and Patricia Frost, his wife.

(4) Pursuant to Rule 16a-1(a)4, the reporting person disclaims beneficial ownership of these shares.

(5) These assets are held by Frost Phi Investments Trust, of which the reporting person is the trustee and Frost Phi, LLLP is the sole and exclusive beneficiary.

/s/ Phillip Frost	12/27/2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION

NAME: ADDRESS:	Frost Gamma Investments Trust. 4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX Corporation

Date of Event Requiring Statement:	December 26, 2002

FROST GAMMA INVESTMENTS TRUST.

by:	/s/ Phillip Frost

Phillip Frost, M.D., Trustee

JOINT FILER INFORMATION

NAME: ADDRESS:	Frost-Nevada Investments Trust. 4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX Corporation

Date of Event Requiring Statement:	December 26, 2002

FROST-NEVADA INVESTMENTS TRUST.

by:	/s/ Phillip Frost

Phillip Frost, M.D., Trustee

JOINT FILER INFORMATION

NAME: ADDRESS:	Frost Phi Investments Trust. 4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX Corporation

Date of Event Requiring Statement:	December 26, 2002

FROST PHI INVESTMENTS TRUST.

by:	/s/ Phillip Frost

Phillip Frost, M.D., Trustee